Exhibit 99.2

The following is a transcript of a video presentation posted to Bayer AG’s internal website on May 23, 2016.

Video Transcript
Liam Condon, member of the Board of Management of Bayer AG and head of the Crop Science Division

Hello dear Colleagues.

Today we announced some exciting news for Bayer and especially for us in the crop science division.

While you have now received a letter and a message from Werner Baumann, I wanted to spend a few minutes walking you through what we’re doing, what it means for our customers, and what it means for you.

Let me begin by saying that there has never been a more exciting time to be in agriculture and in Bayer.

We are in a position to take the lead in working on one of the most significant challenges facing our planet today: feeding a growing world in an environmentally sustainable manner. This is a challenge that will only become more pressing in the future.

As we know, the world’s population will grow to about 10 billion by 2050.

Farmers are faced with the complex challenge of operating in a resource constrained world with ever increasing volatility: climate change, rapid spread of disease and pest pressure, decline of per capita arable land for farming, extreme commodity price swings, changing consumer demands with a higher desire for more protein from the growing middle-class and also more transparency about how food is produced.

Farmers are challenged to produce more safe and healthy food while protecting the land for tomorrow, both for the world at large and for their own children and their grand-children.

With only 3.7 billion acres of land available worldwide to produce food, and that’s by the way, roughly half the size of North America, growers need innovative solutions that increase productivity in a sustainable manner.

By combining Bayer and Monsanto, we will be best placed to develop the most innovative solutions that can help farmers of all sizes around the world to find the right solutions to deal with their challenges on their farm.

During the last few years I have had the opportunity to visit with large and small holder farmers all around the world and they all have one thing in common; they all rely on innovation and good agronomic advice to help them solve their different challenges.

Our proposed new company will help farmers around the world. This combination will enable us to provide a superior offering across all key crops with a comprehensive product portfolio. It will also support a longer-term focus on entirely new solutions across Seeds, Traits, Crop Protection and services that are digitally enhanced and designed to help the next generation of farmers succeed.

Specifically, the combined businesses would benefit from Monsanto’s leading Seeds and Traits systems and Bayer’s broad Crop Protection product line across a comprehensive range of indications and crops.

The combination would also be truly complementary from a geographic perspective, significantly expanding Bayer’s longstanding presence in the Americas and further augmenting our position in Europe and Asia Pacific.

Customers of both companies would benefit from a broad product portfolio and deep R&D pipeline, served by the best agronomic team in the industry.

This is about how together we can multiply what we can deliver to our customers to help better solve some of our farmers most complex challenges.

As I have shared with you before, a core part of our leadership strategy has been to enhance our seed capabilities and broaden our ability to deliver innovative solutions to our customers.

Today’s announcement is a huge step forward that will accelerate our strategy and I am sure you are very interested to hear more about how this strategy will evolve.

For the moment though, it is still too early to go into any detail regarding integration. Indeed it is not yet possible to lay out a detailed timetable as a proposal like this of course requires, amongst others, the acceptance of the shareholders of the other company and a green light from a number of regulators, and this process will take some time.  Until the transaction closes, it should be “business as usual”, with Bayer and Monsanto continuing to operate as independent companies in the marketplace.

I, together with the entire Crop Science Exco, commit to providing you with regular updates throughout this process. There is an external website to support the planned transaction as well as an area on the intranet to answer your questions.

We have made it very clear today that we will approach these next steps in a transparent and collaborative way. This is a tremendously important transaction for Bayer and for all the farmers whose work we strive to support.

As we move forward, it is important to remain focused on your day-to-day responsibilities and continue to provide the same level of support to our customers that they have come to expect from Bayer. We need to keep focused on our 2016 priorities and keep working on advancing our leadership strategy irrespective of this acquisition.

And finally, I want to close by saying say how excited I am about this announcement which can open up many opportunities for Bayer as a life science company and reinforce our commitment to farmers around the world now and in the future.

By working together we will shape a better future for farming!

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.